UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alfi, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00161P109

(CUSIP Number)

James E. Lee

Lee Aerospace, Inc.

9323 E. 34th St. N

Wichita, KS 67226

(316) 636-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00161P109

1.	NAMES OF REPORTING PERSONS James E. Lee I.R.S. Identification Nos. of above persons (entity only):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,305,413 shares[2]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,305,413 shares[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,413 shares[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 This Amendment No. 1 to Schedule 13D is filed by Lee Aerospace, Inc. (“Lee Aerospace”) and James E. Lee (collectively with Lee Aerospace, the “Reporting Persons”), to amend and supplement the Schedule 13D initially filed by Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 7, 2021 (as so amended and supplemented, the “Schedule 13D”). The Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

2 Includes the following held of record by Lee Aerospace: (i) 4,347,079 shares of the common stock, $0.0001 par value per share (the “Common Stock”), of Alfi, Inc., a Delaware corporation (the “Issuer”); (ii) 333,334 shares of Common Stock issuable upon conversion of a convertible note issued August 5, 2022; (iii) 375,000 shares of Common Stock issuable upon exercise of a warrant issued August 5, 2022; and (iv) 1,250,000 shares of Common Stock issuable upon exercise of a warrant issued April 12, 2022.

3 Based on 16,094,882 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 15, 2022, and assuming the conversion of the note and exercise of the warrants held of record by Lee Aerospace.

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CUSIP No. 00161P109

1.	NAMES OF REPORTING PERSONS Lee Aerospace, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,305,413 shares[2]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,305,413 shares[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,305,413 shares[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 This Amendment No. 1 to Schedule 13D is filed by Lee Aerospace, Inc. (“Lee Aerospace”) and James E. Lee (collectively with Lee Aerospace, the “Reporting Persons”), to amend and supplement the Schedule 13D initially filed by Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 7, 2021 (as so amended and supplemented, the “Schedule 13D”). The Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

2 Includes the following held of record by Lee Aerospace: (i) 4,347,079 shares of the common stock, $0.0001 par value per share (the “Common Stock”), of Alfi, Inc., a Delaware corporation (the “Issuer”); (ii) 333,334 shares of Common Stock issuable upon conversion of a convertible note issued August 5, 2022; (iii) 375,000 shares of Common Stock issuable upon exercise of a warrant issued August 5, 2022; and (iv) 1,250,000 shares of Common Stock issuable upon exercise of a warrant issued April 12, 2022.

3 Based on 16,094,882 shares of Common Stock outstanding as of July 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 15, 2022, and assuming the conversion of the note and exercise of the warrants held of record by Lee Aerospace.

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Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D initially filed by Lee Aerospace, Inc. (“Lee Aerospace”) and James E. Lee (collectively with Lee Aerospace, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on May 7, 2021, with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Alfi, Inc., a Delaware corporation (the “Issuer”) (as so amended and supplemented, the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not defined herein have the meanings given to such term in the Schedule 13D. Except as otherwise expressly provided in this Amendment No. 1, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 is hereby amended by adding the following:

The address and principal office of the Issuer is 429 Lenox Avenue, Miami Beach, Florida 33139.

Item 2.	Identity and Background.

Items 2(b) and 2(c) are hereby amended by adding the following:

Effective October 22, 2022, James E. Lee, a director of the Issuer and the founder, President and Chief Executive Officer of Lee Aerospace, was appointed as the Issuer’s Chairman of the Board of Directors. Effective July 22, 2022, Mr. Lee was appointed as the Issuer’s Interim Chief Executive Officer. The address of the Issuer is 429 Lenox Avenue, Miami Beach, Florida 33139. The address of the Reporting Persons is 9323 E. 34th St., Wichita, Kansas 67226.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following at the end thereof:

On April 12, 2022, the Issuer entered into a Credit and Security Agreement with Lee Aerospace (as amended thereafter from time to time, the “Credit Agreement”), pursuant to which Lee Aerospace made available to the Issuer until the maturity date a non-revolving line of credit up to an aggregate principal amount of $2,500,000, on the terms and conditions set forth in the Credit Agreement. The Issuer and Lee Aerospace amended the Credit Agreement: (i) on June 27, 2022, to increase the non-revolving line of credit available to the Issuer thereunder by $250,000, to an aggregate of $2,750,000; and (ii) on August 5, 2022, to increase the non-revolving line of credit available to the Issuer thereunder by $500,000, to an aggregate of $3,250,000, and to provide that such $500,000 increased availability be evidenced by a convertible promissory note.

Pursuant to the Credit Agreement, the Issuer issued to Lee Aerospace: (i) on April 12, 2022, a warrant to purchase up to 1,250,000 shares of Common Stock at any time on or after July 12, 2022 and prior to April 12, 2025, at an exercise price of $1.51 per share of Common Stock (the “First Warrant”); (ii) on August 5, 2022, a convertible note in aggregate principal amount of $500,000, with a conversion price of $1.635 per share (the “Convertible Note”), which is exercisable on or after November 5, 2022 for 333,334 shares of Common Stock (assuming conversion of the $500,000 principal amount of the Convertible Note, and the interest thereon that will accrue through April 12, 2023, in each case at the conversion price of $1.6350 per share); and (ii) a warrant to purchase up to 375,000 shares of Common Stock at any time on or after November 5, 2022 and prior to August 5, 2025, at an exercise price of $1.51 per share (the “Second Warrant” and, together with the First Warrant, the “Warrants”).

Pursuant to the Credit Agreement, Lee Aerospace has loaned $3,250,000 to the Issuer and, in connection therewith, the Issuer has issued to Lee Aerospace the Convertible Note and the Warrants. Lee Aerospace funded the loans made under the Credit Agreement using cash on hand.

The entire outstanding principal amount borrowed under the Credit Agreement, together with all accrued and unpaid interest on such borrowings outstanding from time to time, is due and payable on the earlier of: (i) the date upon which the Issuer consummates a debt or equity financing in an amount equal to or greater than $4,000,000 or (ii) April 12, 2023. Interest on the unpaid principal amount borrowed under the Credit Agreement accrues at an annual rate of 6% through October 12, 2022, and at an annual rate of 9% thereafter; provided, however, that upon the occurrence of an event of default, additional interest at an annual rate of 3% will accrue on all borrowings through October 12, 2022. All of the Issuer’s obligations under the Credit Agreement are secured by a first lien on substantially all of the Issuer’s assets (including all of the Issuer’s personal property, equipment, accounts, inventory, intellectual property, bank accounts, securities accounts, other investment property and all capital stock in the Issuer’s subsidiaries).

The Credit Agreement, the amendments thereto, the Convertible Note, the Warrants, and the security agreements entered in connection with the Credit Agreement, are filed as exhibits under Item 7.

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Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The information set forth in Item 3 is incorporated by reference into this Item 4.

Except as otherwise set forth in Items 3 and 4, the securities of the Issuer held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities. Except as otherwise set forth in Items 3 and 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Based on such review, the Reporting Persons may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) - (b) Mr. Lee is the sole manager and owner of approximately 60% of the outstanding capital stock of Lee Aerospace, and therefore controls the voting and dispositive decisions of Lee Aerospace and may be deemed to beneficially own the shares of Common Stock owned by Lee Aerospace by virtue of his status as a controlling person of Lee Aerospace. Mr. Lee therefore has shared voting and dispositive power over the 6,305,413 shares of Common Stock beneficially owned by Lee Aerospace, which includes: (i) 4,347,079 shares of outstanding Common Stock held of record by Lee Aerospace; (ii) 1,250,00 shares of Common Stock issuable upon exercise of the First Warrant; (iii) 333,334 shares of Common Stock issuable upon conversion of the Convertible Note (assuming conversion of the $500,000 principal amount of the Convertible Note, and the interest thereon that will accrue through April 12, 2023, in each case at the conversion price of $1.6350 per share); and (iv) 375,000 shares of Common Stock issuable upon exercise of the Second Warrant. The Common Stock over which the Reporting Persons have shared voting and dispositive power represent 34.9% of the total shares of Common Stock outstanding, assuming conversion of the Convertible Note and exercise of the Warrants.

(c) The information set forth in Item 3 is incorporated by reference into this Item 6.

(d) - (e) N/A

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CUSIP No. 00161P109

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit Number	Description of Exhibit
7.1	Credit and Security Agreement, dated April 12, 2022, between the Issuer and Lee Aerospace (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 18, 2022 (Commission File No. 001-40294)).
7.2	Amendment No. 1 to Credit and Security Agreement, dated June 27, 2022, between the Issuer and Lee Aerospace (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on July 1, 2022 (Commission File No. 001-40294)).
7.3	Amendment No. 2 to Credit and Security Agreement, dated August 5, 2022, between the Issuer and Lee Aerospace (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on August 8, 2022 (Commission File No. 001-40294)).
7.4	Amended and Restated Non-Revolving Line of Credit Note, dated June 27, 2022, made by the Issuer in favor of Lee Aerospace (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on July 1, 2022 (Commission File No. 001-40294)).
7.5	Non-Revolving Line of Credit Convertible Note, dated August 5, 2022, between the Issuer and Lee Aerospace (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on August 8, 2022 (Commission File No. 001-40294)).
7.6	Warrant, dated April 12, 2022, issued by the Issuer to Lee Aerospace (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on April 18, 2022 (Commission File No. 001-40294)).
7.7	Warrant, dated August 5, 2022, issued by the Issuer to Lee Aerospace (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on August 8, 2022 (Commission File No. 001-40294)).
7.8	Patent Security Agreement, dated April 12, 2022, made by the Issuer in favor of Lee Aerospace (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on April 18, 2022 (Commission File No. 001-40294)).
7.9	Trademark Security Agreement, dated April 12, 2022, made by the Issuer in favor of Lee Aerospace (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 8-K filed on April 18, 2022 (Commission File No. 001-40294)).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2022

/s/ James E. Lee
James E. Lee

Lee Aerospace, Inc.

By:	/s/ James E. Lee
Name: James E. Lee
Its: President and Chief Executive Officer